  Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company”)

Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

July 18, 2022.

Item 3: News Release

The news release was disseminated via Newswire on July 18, 2022 and was filed under the Company’s SEDAR profile at www.sedar.com.

Item 4: Summary of Material Change

On July 18, 2022, the Company entered into an agreement with Echelon Wealth Partners Inc., on behalf of a syndicate of underwriters (together, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, from the Company, an aggregate of 4,310,400 units of the Company (the “Units”), on a “bought deal” basis, at a price of C$2.32 per Unit (the “Offering Price”) for aggregate gross proceeds of approximately C$10,000,000 (the “Offering”), all subject to the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated April 22, 2021 (the “Base Shelf Prospectus”).

Pursuant to the terms of the Offering:

•	each Unit shall consist of one common share (each a “Common Share”) and one Common Share purchase warrant of the Company (each a “Warrant”). Each Warrant shall be exercisable to acquire one Common Share for a period of 60 months from closing of the Offering at an exercise price of C$2.73 per Warrant; and

•	the Company granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 646,560 Units at the Offering Price per Unit, exercisable at any time, for a period of 30 days after and including the Closing Date (as defined herein), which would result in additional approximate gross proceeds of up to C$1,500,019. The Over-Allotment Option is exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriters.

The net proceeds of the Offering will be used for constructing and opening new retail cannabis store locations, the repayment of debt and for general corporate and working capital purposes.

The Units will be offered by way of the Prospectus Supplement to the Base Shelf Prospectus to be filed in all provinces and territories of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions and may also be offered (i) in the United States on a private placement basis pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended and (ii) outside Canada and the United States on a basis which does not require the qualification or registration of any of the Company’s securities under domestic or foreign securities laws.

The expected closing date of the Offering is June 22, 2022 (the “Closing Date”) and is subject to certain conditions including, but not limited to the following the receipt of all necessary regulatory and stock exchange approvals (including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities).

Item 5.1: Full Description of Material Change

Please see news releases attached as Schedule “A”, for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer and Director

Tel: (403) 770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

July 20, 2022.

SCHEDULE “A”

(See attached.)

FOR IMMEDIATE RELEASE

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

High Tide Announces C$10 Million “Bought Deal” Public Offering

CALGARY, July 18, 2022 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Echelon Wealth Partners Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase 4,310,400 units (“Units”) from the treasury of the Company, at a price of C$2.32 per Unit (the “Issue Price”) and offer them to the Canadian public under a prospectus supplement (the “Prospectus Supplement”) to the base shelf prospectus of the Company dated April 22, 2021 (the “Base Shelf Prospectus”) for total gross proceeds of approximately C$10,000,000 (the “Offering”). Each Unit will consist of one common share of the Company (each a “Common Share”) and one Common Share purchase warrant (each a “Warrant”). Each Warrant shall be exercisable to acquire one Common Share of the Company for a period of 60 months from closing of the Offering at an exercise price of C$2.73 per Warrant.

“On April 18, 2022, we announced that we had executed a letter of intent with Connect First Credit Union Ltd. for non-dilutive credit facilities. Due diligence on this financing remains ongoing; however, this process is taking much longer than previously anticipated. Accordingly, we are being proactive with a supplemental C$10,000,000 equity capital injection. Despite the recent deteriorating and uncertain macro environment, our operations remain very strong, and today’s news will ensure that we can continue our trajectory and take advantage of the attractive opportunities that present themselves in the market.” said Raj Grover, President and Chief Executive Officer of High Tide.

The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 646,560 Units at the Issue Price per Unit, exercisable at any time, for a period of 30 days after and including the Closing Date (as defined herein), which would result in additional proceeds of up to C$1,500,019. The Over-Allotment Option is exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriters.

The net proceeds of the Offering will be used for constructing and opening new retail cannabis store locations, the repayment of debt and for general corporate and working capital purposes.

The Units will be offered by way of the Prospectus Supplement to the Base Shelf Prospectus to be filed in all provinces and territories of Canada except Quebec pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions and may also be offered (i) in the United States on a private placement basis pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”) and (ii) outside Canada and the United States on a basis which does not require the qualification or registration of any of the Company’s securities under domestic or foreign securities laws.

The Offering is expected to close on or about July 22, 2022 (the “Closing Date”), or such other date as the Company and Underwriters may agree, and is subject to customary closing conditions, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange (the “TSXV”) and the applicable securities regulatory authorities.

The Company will use best efforts to obtain the necessary approvals to list the Common Shares and Common Shares issuable upon exercise of the Warrants on the TSXV.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the 1933 Act, and applicable state securities laws.

The Prospectus Supplement and Base Shelf Prospectus contain important detailed information about the Company and proposed Offering. Prospective investors should read the Prospectus Supplement, Base Shelf Prospectus and the other documents the Company has filed before making an investment decision. Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 128 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America’s first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide’s portfolio also includes retail kiosk and smart locker technology - Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk,, BlessedCBD.de, and Amazon UK, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine’s ranking of Canada’s Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FORWARD-LOOKING INFORMATION

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the anticipated timing of the closing of the Offering and proposed credit facilities and the pricing thereof; the anticipated use of proceeds from the Offering; the receipt of regulatory approvals, including the approval of the TSXV; the Company’s business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed Offering and credit facilities); the development of the Company’s business and future activities following the date hereof; the performance of the Company’s business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company’s business; the Company will complete the development of its cannabis retail stores; and High Tide’s plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will have the ability to successfully complete the Offering (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; the Company will secure the proposed credit facilities (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated; the use of proceeds from the Offering will be utilized as outlined herein; High Tide’s financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide’s product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide’s ability to capitalize on anticipated business opportunities); current and future members of management will abide by the Company’s business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company’s future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company’s business and remain on a positive growth trajectory; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: High Tide’s inability to complete the Offering and/or utilize the use of proceeds on the terms and within the timelines anticipated or at all; High Tide’s inability to obtain the required regulatory approvals to complete the Offering on the proposed terms and timeline or at all; risk that the Company will be unable to secure the proposed credit facilities and/or will be unable to utilize proposed facilities on the terms and within the timelines anticipated; the risks associated with the cannabis and CBD industries in general; the inability of High Tide to obtain requisite approvals for its operations; the inability of High Tide to pursue more retail acquisitions in the future; the Company’s inability to attract and retain qualified members of management to grow the Company’s business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company’s failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company’s operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company’s inability to respond or adapt to such changes; the Company’s inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company’s inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company’s operations; the Company’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company’s business and/or remain on a positive growth trajectory; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Vahan Ajamian

Capital Markets Advisor

vahan@hightideinc.com

Tel: 1 (403) 265-4207